                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    Under the Securities Exchange Act of 1934

                              THORATEC CORPORATION
                          ----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   885175 30 7
                                  ------------
                                 (CUSIP Number)

                                 Hardin Holmes
                    Ireland, Stapleton, Pryor & Pascoe, P.C.
               1675 Broadway, 26th Floor, Denver, Colorado 80202
                                  303.623.2700
                      -------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 6, 2001
                     --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

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CUSIP No.  885175 30 7

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
          Gambro, Inc., f/k/a COBE Laboratories, Inc.
 ................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)
          (b)
 ................................................................................
     3.   SEC Use Only

 ................................................................................
     4.   Source of Funds:

 ................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)

 ................................................................................
     6.   Citizenship or Place of Organization:
          State of Colorado
 ................................................................................
  Number of     7.    Sole Voting Power: 1,411,000
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:  -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  1,411,000
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,411,000
 ................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

 ................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
          2.6%
 ................................................................................

     14.  Type of Reporting Person
          CO
 ................................................................................

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Item 2. Identity and Background. This statement is being filed by Gambro, Inc., f/k/a COBE Laboratories, Inc., a Colorado corporation (the “Reporting Person”). The Reporting Person’s principal office is located at 10810 W. Collins Avenue, Lakewood, CO 80215. The purpose of this Amendment is to reflect the reduction of the interest of the Reporting Person in the common stock of the Issuer to less than 5% of the outstanding shares, as a result of recent sales of shares by the Reporting Person.

Item 5. Interest in the Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        On October 1, 2001, the Reporting Person owned 3,133,076 shares of the outstanding Common Stock of the Issuer, representing 5.7% of the 55,140,000 shares outstanding. As of November 6, 2001 the Reporting Person owned 1,411,000 shares of Common Stock of the Issuer, which represents 2.6%, as a result of the following open market sales with respect to the Common Stock:

      Date                     Amount                     Price Per Share
      ----                     ------                     ---------------

    10/08/01                    6,000                           18.75
    10/09/01                   25,000                           18.0684
    10/10/01                  100,000                           18.0375
    10/11/01                    4,100                           18.15
    10/11/01                   90,900                           18.328
    10/11/01                   55,000                           18.328
    10/12/01                   80,000                           18.5
    10/15/01                   30,000                           18.5
    10/16/01                  100,000                           18.6875
    10/17/01                    5,000                           19.2
    10/18/01                   25,000                           19.0
    10/18/01                   25,000                           18.75
    10/18/01                   15,000                           19.1133
    10/19/01                   20,000                           20.5
    10/19/01                  100,000                           20.0
    10/19/01                   50,000                           19.25
    10/19/01                   35,000                           21.0
    10/22/01                   25,000                           20.75
    10/23/01                   80,000                           20.56255
    10/24/01                   40,000                           19.25
    10/24/01                   50,000                           19.0
    10/24/01                  100,000                           18.25

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    10/25/01                    50,000                          19.5
    10/25/01                   100,000                          19.0
    10/26/01                    40,000                          19.5
    10/31/01                    30,000                          19.5
    10/31/01                    50,000                          19.21
    10/31/01                    50,000                          19.2
    11/01/01                    27,500                          19.57277
    11/05/01                     2,500                          19.85

        After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GAMBRO, INC.

November 9, 2001                        By:   /s/ Kevin Smith
----------------                           -----------------------------------
     Date                                  Kevin Smith, President

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